UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549

                         FORM 10 - SB


 GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                         MYOFFIZ, INC.
                   -----------------------
       (Name of Small Business Issuers in its charter)

        NEVADA                        88-049-6188-7481
   ---------------------             ------------------
(State of other jurisdiction of      (I.R.S. Employer
incorporation or organization)     Identification Number)


500 N Rainbow Boulevard, Las Vegas, NV        89107
--------------------------------------      ----------
(Address of principal                       (zip code)
executive offices)

Issuer's telephone number: 702-221-2033

Securities to be registered under section 12(b) of the Act: None

Securities to be registered under section 12(g) of the Act:

20,000,000 shares of Common Stock, par value $0.001
5,000,000 shares of Preferred Stock, par value $0.001




PAGE-1-




TABLE OF CONTENTS

PART I - ITEM 1. DESCRIPTION OF BUSINESS                         3

PART I - ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS           13
 Expenses                                                       13

PART I - ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT                                           15

PART I - ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND
CONTROL PERSONS                                                 16
ADVISORY BOARD                                                  17

PART I - ITEM 6. EXECUTIVE COMPENSATION                         18

PART I - ITEM 7. CERTAIN RELATIONSHIPS AND RELATED
TRANSACTIONS                                                    19

PART I - ITEM 8.  DESCRIPTION OF SECURITIES                     19

PART II - ITEM 1. MARKET FOR COMMON EQUITY AND RELATED
STOCKHOLDER MATTERS                                             20

PART II - ITEM 2. LEGAL PROCEEDINGS                             21

PART II - ITEM 3. CHANGES IN AND DISAGREEMENTS WITH
ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE              21

PART II - ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES      21

PART II - ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS     22

PART F/S. FINANCIAL STATEMENTS                                  26

PART III - ITEM 1.  EXHIBITS                                    34




PAGE-2-




PART I - ITEM 1. DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT

MyOffiz' predecessor, Ascomnet Pte., Ltd. was incorporated in Singapore in 1995. This entity ceased operations in 1998 and was purchased in early 2000 by the founders of MyOffiz, Inc. That company was renamed first MyOffiz.com Pte. Ltd. in early 2000 and renamed later in 2000 as MyOffiz Asia Pte, Ltd.
Early and ongoing MyOffiz operations were conducted by having MyOffiz Asia Pte, Ltd act as agent for MyOffiz outside the US, collecting all revenues and making all disbursements on MyOffiz's behalf. MyOffiz, Inc. was incorporated in Nevada in October 2000. MyOffiz was formed to sell office products, third-party services such as airline travel tickets, Internet programming, and other office products and services to Asian Pacific Rim companies by both direct selling efforts and through the Internet.

Since our inception we have devoted our activities to the following:

*    Raising capital;
*    Securing management services;
*    Establishing our website;
*    Securing rights to sell products and services; and
*    Developing our operating infrastructure.

Initial operations began in January 2000 and sales commenced in July 2000. We generated $46,403 in sales for year ended June 30, 2002 and $83,580 in sales for year ended December 31, 2001. We had losses of [$73,353] for year to date for year ended June 30, 2002 and [$59,189] in losses for year ended December 31, 2001

We generate revenues from the sale of office and similar products, commissions or fees from third-party product and service providers, advertising, sponsorship and information technology consulting services.

We provide office products and services to businesses and individuals in the Asia-Pacific region. We wholesale and distribute third party products through direct sales and e-commerce.

Currently, we are the exclusive Internet distributor for MSE, an American brand of toner cartridges, in the Asia-Pacific region. We are in the process of appointing local representative and distributors in various key Asian markets and are planning by first quarter or second quarter of 2003 to set up a sales and marketing in Japan and China.

MyOffiz's office product offerings include stationery, computer and accessories, printers and peripherals, filing and storage media, business books, general office equipment and corporate gifts.




PAGE-3-




Besides office products and services, we will provide other services through commission-based arrangements with providers of these services. For example, we have a verbal agreement with a company that is a member of Horwath International to provide services such as corporate company secretarial, accountancy and auditing services. We also have verbal agreements with Joaquims, Singapore's largest floral company; Cathay Photo Store, a Singapore photographic supplies company
and Unison Commercial, a Singapore stationery supplier.   None
of these agreements are exclusive. These agreements may be terminated by either party at any time. Under the agreement, we receive a percentage of sales of these products or services through our website.

We operate a website at www.myoffiz.com. Nothing on that website is part of this registration statements.

Competitive Environment

The office supply and related services industry is increasingly competitive. Because barriers to market entry are relatively low, new competitors can establish their business at a relatively low cost. Thus, we expect competition to become increasingly intensified in the future. Therefore, competition is rapidly evolving and we may not be able to keep pace with the intense competition in this market.

Many of our competitors have significantly greater brand recognition, customer bases, operating histories and financial and other resources. In addition, many companies have expanded the size of their operations by acquiring other complimentary companies or forming advantageous strategic alliances.

Currently, the key players in the on-line office products segment in Asia are all large companies, including WizOffice.com (www.wizoffice.com ), a company listed on the main-board of the Singapore Stock Exchange, WebOffice.com ( www.weboffice.com.sg ), a company which is funded by UK-based 3i, PLC, one of the world's largest investment groups, and Saggio.com ( www.saggio.com ) which is funded by Warburg Pincus and Ryoden Development. There are no on-line competitors of comparable size to us.

Most of the above industry players provide only an Internet gateway for purchase of third-party office supplies via e-commerce, unlike MyOffiz which carries certain exclusive products such as MSE range of toners.

Product Sales; Returns; Warranties and Product Liability

Customers will access our website and select the items they want to purchase. When the customer has completed a purchase selection, we arrange for delivery and the customer pays for the items with their corporate check upon delivery. For certain customers, a 15 to 30 days credit term is provided. Revenue is recognized when the earning process is complete and the risks and rewards of ownership have transferred to the customer, which is generally considered to have occurred upon shipment of the finished product or performance of services.

Our cancellation policy is as follows: If the customer cancels the order before the products are shipped, then no costs are incurred. If the customer cancels the order after the product has been shipped, then the customer is responsible for the shipping fees back to us along with the original shipping costs we incurred. Our refund policy is 30 days from the date of shipping. The refund is dependant upon the fact the product is returned in good condition. The customer is also responsible for the shipping costs both ways if the product is returned.




PAGE-4-




We have a limited warranty policy. Products sold via our website are tied to a back to back warranty with the manufacturers of the products. Which means that different products have different warranty agreements or none at all. It all depends on the manufacturers. For example the flagship product that we are representing, MSE Toners, are covered by a 100% warranty. They are guaranteed to be free from defects in both material and workmanship from the original date of purchase for a period of one year or until the toner is depleted, whichever occurs first.

We have not obtained warranty or product liability insurance.
In addition, we have not established a reserve fund for such purposes. Since inception, there have been no claims against us.




















PAGE-5-




RISK FACTORS

Our poor financial condition is inadequate to grow rapidly.
You are unable to determine whether we will ever become profitable.

We are an early-stage company with only $129,983 in revenues from inception through June 30, 2002. We incurred operating losses during this time of $156,754. In addition, as of June 30, 2002, we had only $27,484 in current cash available. Our current cash resources of $27,484 are sufficient to satisfy our cash requirements over the next twelve months if we have no growth. We estimate our business needs an additional $250,000 cash infusion to fund our desired expansion during the same period. In order to become profitable, we may still need to secure additional debt or equity funding. We hope to be able to raise additional funds from an offering of our stock in the future. However, this offering may not occur, or if it occurs, may not raise the required funding. There are no preliminary or definitive agreements or understandings with any party for such financing.

We have a limited operating history; because our planned growth is contingent upon receiving additional funding, you are unable to evaluate whether our business will be successful.

Our business development is contingent upon raising debt or equity funding. We have no sources of funding identified. You must consider the risks, difficulties, delays and expenses frequently encountered by young and unestablished companies in our business, which have little operating history, including whether we will be able to overcome the following challenges:

* Inability to raise necessary revenue to operate for the next 12 months or thereafter
* Advertising and marketing costs that may exceed our current estimates
*    Unanticipated expenses
* Our ability to generate sufficient revenues to offset the substantial costs of operating our business

Because significant expenses are in our growth plan, including inventory, website development and operations, we anticipate that we may incur losses until revenues are sufficient to cover our operating costs. Future losses are likely before our operations become profitable. As a result of our short operating history, you will have little basis upon which to accurately forecast our:

*    Total assets, liabilities, and equity
*    Annual revenues
*    Gross and operating margins
*    Labor costs

Accordingly, the business growth plans described in this registration statement may not either materialize or prove successful and we may never be profitable. Also, you have no basis upon which to judge our ability to develop our business and you will be unable to forecast our future growth.




PAGE-6-




Because sales of products such as ours through an Internet-based office supply sales website have not been widely accepted by the public, we may face significant barriers in selling the products we hope to be able to sell, which could reduce our revenues.

Our business involves the use of a website to sell products. The use of the Internet is a relatively new form by which to provide these type of products. Traditionally, these products are provided through retail or wholesale stores with seasoned sales associates or other personal points of contact. Additionally, the public has perceived these stores as being more reliable than depersonalized on-line websites. Accordingly, we face significant barriers to overcome in consumer preferences of traditionally used retail and wholesale outlets for the office supply and products that we offer.

We need to secure agreements with third parties for the maintenance of our Internet services; any failure to secure such services or any failure of on the part of our third party providers when obtained may inhibit our Internet connections and the security and integrity of our software and accounting.

We rely on third parties to maintain, house and operate the Internet servers that host our website. Our agreements with these third parties will include service agreements; however, in the event of any technical failures, the third parties may not comply with the terms of the service agreements. Any service interruptions resulting from failures by third party maintenance providers would reduce confidence in our services. In addition, we rely upon third parties to process our billings and payments due to us. Any service interruptions by these third party providers due to computer failures, labor problems, credit card fraud, or other unforeseen developments, could cause accounting errors or possible cash flow disruptions. Any failures on the part of our third party providers could reduce revenues we receive from the operation of our website.

If substantial numbers of our website users lose connection to our website, we will lose potential customers and fail to develop repeat business which will reduce our revenues.

Although we will test our website for errors and attempt to identify any bugs or errors, our site may contain the following problems leading to interruptions in our business:

*    Undetected errors or bugs
*    Inability of our server to handle peak loads
*    Systems failures by our Internet service provider
*    Inactivity by users for periods while remaining on-line

Repeated disruptions due to such errors or even one disruption may dissuade users from ever using our services again.
Accordingly, if we fail to develop effective systems to detect such errors or guard against such errors and there are substantial interruptions, we will be unsuccessful at developing business, and our potential revenues will be reduced.

Our vulnerability to security breaches, glitches and other computer failures could harm our future customer relationships, our ability to establish our future customer base.

We will offer the products we hope to be able to sell exclusively through our Internet site. The secure transmission of confidential information over public networks is a critical element of our operations. A party who is able to circumvent security measures could misappropriate proprietary information or cause interruptions in our operations. If we are unable to prevent unauthorized access to our users' information and transactions, our customer relationships will be harmed. Although we hope to be able to implement industry-standard security measures, these measures may not prevent future security breaches. Heavy stress placed on our systems could cause systems failures or operation of our systems at unacceptably low speeds.




PAGE-7-




The loss of our major customer would reduce our revenues.

During the fiscal year ended December 31, 2001, our major customer, National Book Store in Philippines accounted for about 70% our total revenues. For the year ended June 30, 2002, our major customer, National Book Store in Philippines accounted for about 60% our total revenues. The loss of this customer would reduce our revenues.

Our officers, directors and principal stockholders can exert control over matters requiring stockholder approval.

Our executive officers, directors and holders of 5% or more of our outstanding common stock beneficially own approximately 87% of our outstanding common stock. They will be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying, deterring or preventing a change in control and may make some transactions more difficult or impossible without the support of these stockholders.

Our management decisions are made by our founder and president, Jaren Chan whose services are provided to us under a service agreement with MyOffiz Asia Pte Ltd of which Mr.
Chan is also the founder and president; if we lose his services, our revenues may be reduced.

Our business has been managed by MyOffiz Asia Pte Ltd, of which Mr. Jaren Chan is also the founder and president. The success of our business is dependent upon the expertise of Mr. Jaren Chan. Because Mr. Chan is essential to our operations, you must rely on his management decisions. His services are furnished to us under a service agreement with MyOffiz Asia Pte Ltd. We have not entered into any agreement with MyOffiz Asia Pte Ltd or Mr. Jaren Chan that would prevent him from ceasing to provide services to us, nor have we obtained any key man life insurance relating to him. The management agreement may be terminated by either party upon 30 days notice. If the agreement is terminated of if we otherwise lose his services under our service agreement with MyOffiz Asia Pte Ltd, MyOffiz Asia Pte Ltd may not be able to supply management with comparable experience. As a result, the direct or indirect loss of Mr. Jaren Chan's services could reduce our revenues.

The person responsible for managing our business, Mr. Jaren
Chan, will devote less than full time to our business, which may reduce our revenues.

We currently have no employees. We are presently managed by MyOffiz Asia Pte Ltd, which furnishes the services of Mr. Chan to act as our president and director. In this capacity, Mr. Chan devotes approximately 10% of his time to our business.
We have no other employees. Mr. Chan may not be able to devote the time necessary to our business to assure successful implementation of our business plan.




PAGE-8-




It may not be possible for shareholders to enforce U.S.
judgments against us.

All of our assets are located outside the United States. As a result, it may be difficult or impossible for U.S. investors to serve process within the United States upon us or to enforce judgment upon us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries where our assets are located (i) would enforce judgments of U.S. courts obtained in actions against us based upon the civil liability provisions of applicable U.S. federal and state securities laws or (ii) would enforce, in original actions, liabilities against us based upon these laws.

We are authorized to issue preferred stock which, if issued, may adversely affect or reduce the market price of our common stock.

Our directors are authorized by our articles of incorporation to issue shares of preferred stock without the consent of our shareholders. Our preferred stock, when issued, may rank senior to common stock with respect to payment of dividends and amounts received by shareholders upon liquidation, dissolution or winding up. Our directors will set such preferences. The issuance of such preferred shares and the preferences given the preferred shares, do not need the approval of our shareholders. The existence of rights, which are senior to common stock, may reduce the price of our common shares. We do not have any plans to issue any shares of preferred stock at this time.

Because our common stock is considered a penny stock, our common stock is considered a high-risk investment and is subject to restrictions on marketability; you may be unable to sell your shares.

If our common stock becomes tradable in the secondary market, we may be subject to the penny stock rules adopted by the Securities and Exchange Commission that require brokers to provide extensive disclosure to its customers prior to executing trades in penny stocks. These disclosure requirements may cause a reduction in the trading activity of our common stock, which in all likelihood would make it difficult for our shareholders to sell their securities.

Certain Nevada corporation law provisions could prevent a potential takeover of us which could adversely affect the market price of our common stock or deprive you of a premium over the market price.

We are incorporated in the State of Nevada. Certain provisions of Nevada corporation law could adversely affect the market price of our common stock. Because Nevada corporation law requires board approval of a transaction involving a change in our control, it would be more difficult for someone to acquire control of us. Nevada corporate law also discourages proxy contests making it more difficult for you and other shareholders to elect directors other than the candidate or candidates nominated by our board of directors. Our articles of incorporation and by-laws contain no similar provisions.




PAGE-9-




Shares eligible for future sales under Rule 144 if sold could reduce the market price of our shares.

There are 638,100 shares of our common stock held by non-affiliates and 3,935.250 shares of our common stock held by affiliates that Rule 144 of the Securities Act of 1933 defines as restricted securities. No shares have been sold pursuant to Rule 144 of the Securities Act of 1933. Of the shares owned by non-affiliates, all are currently freely transferable. The remaining shares may be resold under Rule
144. However, 3,935,250 of the shares held by affiliates and former affiliates are subject to a lock up letter restricting their resale until the earlier of:

*    February 3, 2004;
* When our stock is traded on the Over-the-Counter Bulletin Board at a average share price of greater than $.10 per share for a minimum of three months;
* The shares are listed on the NASDAQ Small Cap or higher market; or
* We have paid the shareholders who purchased our stock in the registered 504 offering dividends equal to their aggregate purchase price of the shares

In general, under Rule 144 as currently in effect, any of our affiliates and any person or persons whose sales are aggregated who has beneficially owned his or her restricted shares for at least one year, may be entitled to sell in the open market within any three-month period a number of shares of common stock that does not exceed 1% of the then outstanding shares of our common stock. trading volume in the common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also affected by limitations on manner of sale, notice requirements, and availability of current public information about us. Non-affiliates who have held their restricted shares for two years may be entitled to sell their shares under Rule 144 without regard to any of the above limitations, provided they have not been affiliates for the three months preceding such sale.

As a result of the provisions of Rule 144, all of the restricted securities could be available for sale in a public market, if developed, beginning 90 days after the effective date of this registration statement. The availability for sale of substantial amounts of common stock under Rule 144 could reduce prevailing market prices for our securities.

Our operating results may fluctuate from quarter to quarter, which may make it difficult to predict our operating results.

Our operating results may fluctuate from quarter to quarter as a result stronger sales in the fourth quarter of our fiscal year associated with holiday and beginning of the year office supply budgeting programs. Most of our operating expenses, such as rent expense, advertising expense and employee salaries, do not vary directly with the amount of our sales and are difficult to adjust in the short term. As a result, if our sales in a particular quarter are below expectations for that quarter, we may not proportionately reduce operating expenses for that quarter, and therefore any sales shortfall would have a disproportionate effect on our net income for the quarter.




PAGE-10-




As all of our sales and marketing activities are conduct offshore, our revenues may be reduced as a result of factors which would not affect us if our operations were in the US.

We operate offshore. As a result, we are subject to a number of risks associated with international business activities.
These risks generally include:

*    Currency exchange rate fluctuations;
*    Seasonal fluctuations in purchasing patterns;
*    Unexpected changes in regulatory requirements;
*    Tariffs, export controls and other trade barriers;
* Longer accounts receivable payment cycles and difficulties in collecting accounts receivable;
* Difficulties in managing and staffing international operations;
* Potentially adverse tax consequences, including restrictions on the repatriation of earnings;
*    Burdens of complying with a wide variety of foreign laws;
*    Risks related to the recent global economic turbulence;
and
*    Political instability.

Any or all of these factors could reduce our revenues.

We may not meet the National Association of Securities Dealers, Inc. BBX exchange listing requirements which may be implemented on January 1, 2003 or thereafter, which may lead to increased investment risk and inability to sell your shares.

If this Registration Statement is approved by the Securities and Exchange Commission, we plan to apply to have our common stock quoted on the Over-the-Counter Bulletin Board; however, the National Association of Securities Dealers has proposed to the Securities and Exchange Commission that the Over-the-Counter Bulletin Board be phased out beginning on January 1, 2003 and eliminated as of June 1, 2003, to be replaced with the BBX exchange. If this occurs, we may not meet the new exchange listing requirements, including the requirement to have one hundred round lot shareholders, and a float of 200,000 shares and one independent director. The BBX if and when adopted, could contain even more stringent listing standards. Should we fail to meet the new exchange requirements, you may lose your entire investment.
U.S. investors may experience difficulties in attempting to enforce liabilities based upon U.S. federal securities laws against us and our non-U.S. resident directors.

All of our are located outside the United States. Our directors are foreign citizens. As a result, it may be difficult or impossible for U.S. investors to serve process within the United States upon us or to enforce judgments upon us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries where our assets are located: (i) would enforce judgments of U.S. courts obtained in actions against us based upon the civil liability provisions of applicable U.S. federal and state securities laws; or (ii) would enforce, in original actions, liabilities against us based upon these laws.
Conflicts of interest may develop between us and our officers and directors, which conflicts may not be resolved in our favor.

Our officers and directors are also involved in other business activities and will continue to do so in the future. If a specific business opportunity becomes available, our officers and directors may face a conflict in selecting between us and their other business interests. We have not formulated a policy for the resolution of such conflicts. We have entered into transactions and may do so in the future with our officers, directors, and shareholders. These transactions were not negotiated at arms length, and there may be conflicts with respect to the interpretation and enforcement of any agreement between us and our officers, directors and shareholders. Any dispute with respect to the interpretation or enforcement of agreements between us and our officers, directors and shareholders may not be resolved in our favor.




PAGE-11-




There can be no assurance that future transactions or arrangements between with our officers, directors and shareholders will be advantageous to us, that conflicts of interest will not arise with respect thereto, or that if conflicts do arise, that they will be resolved in a favorable manner to us.


SPECIAL INFORMATION REGARDING FORWARD LOOKING STATEMENTS

Some of the statements in this registration statement are "forward-looking statements." These forward-looking statements involve certain known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among others, the factors set forth above under "Risk Factors." The words "believe," "expect," "anticipate," "intend," "plan," and similar expressions identify forward-looking statements. We caution you not to place undue reliance on these forward-looking statements. We undertake no obligation to update and revise any forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements in this document to reflect any future or developments. However, the Private Securities Litigation Reform Act of 1995 is not available to us as a non-reporting issuer.
















PAGE-12-




PART I - ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS

MyOffiz' predecessor, Ascomnet Pte., Ltd. was incorporated in Singapore in 1995. This entity ceased operations in 1998 and was purchased in early 2000 by the founders of MyOffiz, Inc. That company was renamed first MyOffiz.com Pte. Ltd. in early 2000 and renamed later in 2000 as MyOffiz Asia Pte, Ltd.
Early and ongoing MyOffiz operations were conducted by having MyOffiz Asia Pte, Ltd act as agent for MyOffiz outside the US, collecting all revenues and making all disbursements on MyOffiz's behalf. MyOffiz, Inc. was incorporated in Nevada in October 2000. MyOffiz was formed to sell office products, third-party services such as airline travel tickets, Internet programming, and other office products and services to Asian Pacific Rim companies by both direct selling efforts and through the Internet.

Since our inception we have devoted our activities to the following:

*    Raising capital;
*    Securing management services;
*    Establishing our website;
*    Securing rights to sell products and services; and
*    Developing our operating infrastructure.

Year end June 30, 2002 vs. Year end June 30, 2001

            Year      Year     Increase    Percentage  Reasons   Trend:  This
            end       end      [Decrease]  increase              will or will
           6/30/02   6/30/01               [decrease]            not continue
                                                                 in fiscal
                                                                 year ended
                                                                 6/60/2003
                                                                 because:
------------------------------------------------------------------------------

Revenues    46,403   83,580   [Decrease]     [80%]     Slow       This trend
                                                       down in    should
                                                       Market     improve
                                                       Expect-    based on
                                                       ation      cost cutting
                                                                  and
                                                                  increasing
                                                                  more market
                                                                  penetration.
          --------------------------------------------------------------------
Expenses
Cost of     34,997  67,524    [Decrease]     [93%]    Slow        This trend
sales                                                 down in     should
                                                      Market      improve
                                                      Expectat    based on
                                                      ion         cost cutting
                                                                  and
                                                                  increasing
                                                                  more market
                                                                  penetration.

General     80,726  71,213    [Increase]      12%     Marketing   This trend
and                                                               may increase
Administra                                            expenses    with new
tive                                                              hire to help
                                                                  increase
                                                                  revenue
          --------------------------------------------------------------------
Depre-       4,033   4,032    [Increase]    0.02%     Allocated   Allocated
ciation
          --------------------------------------------------------------------

Net loss  (73,353) (59,189)   [Decrease]    [19%]     Slow        This trend
                                                      down in     should
                                                      Market      improve once
                                                      Expectat    we increase
                                                      ion         our revenue
------------------------------------------------------------------------------




PAGE-13-




Liquidity and capital resources

We are an early-stage company with only $129,983 in revenues from inception through June 30, 2002. We incurred operating losses during this time of $156,754. In addition, as of June 30, 2002, we had only $27,484 in current cash available. Our current cash resources of $27,484 are sufficient to satisfy our cash requirements over the next twelve months if we have no growth. We estimate our business needs an additional $250,000 cash infusion to fund our desired expansion during the same period. In order to become profitable, we may still need to secure additional debt or equity funding. We hope to be able to raise additional funds from an offering of our stock in the future. However, this offering may not occur, or if it occurs, may not raise the required funding. There are no preliminary or definitive agreements or understandings with any party for such financing.

Net cash used in operating activities in fiscal 2002 and 2001 was $50,356 and $41,106, respectively. The 3rd and 4th sentences make no sense - delete them. Change the 5th sentence (which will now be the 3rd sentence) to read "Net cash provided by financing activities in fiscal 2002 and 2001 was from the sale of stock for net proceeds of $59,835 and $45,269, respectively. Net cash used in operating activities for the period from June 30, 2001 to June 30, 2002 was $8,989. The cash used in operations was primarily due to general and administrative expenses. Net cash provided by financing activities in fiscal 2002 and 2001 was from the sale of stock for net proceeds of $59,835 and $45,269, respectively

Cash at June 30, 2002 amounted to $27,484, an increase of $8,989 since June 30, 2001. Our current liabilities for the fiscal year ended June 30, 2002 are higher than our current assets by $4,776.

We have no lines of credit available to us at this time.
Inflation has not had a significant impact on our results of operations.

PART I - ITEM 3. DESCRIPTION OF PROPERTY

MyOffiz has a primary contact office in Nevada. The Nevada address is MyOffiz, 500 N. Rainbow Boulevard, Suite 300, Las Vegas, Nevada 89107. We are leasing office space on a month-to-month basis at the above address. Terms of the lease include a $135.00 per month payment plus an annual payment of $80.00.

The current management office is located in Singapore. The
Singapore address is 913 Bukit Timah Road, #02-01, Singapore
589623. We are currently leasing office space on a month-to month basis for a $235 per month payment.




PAGE-14-




The facilities consist of an irregular office configuration of approximately 600 square feet comprising main open space office area including conference area, separate second office, small kitchenette. We believe that these facilities are adequate to meet our current needs. However, as we continue to implement our business plan, we may need to relocate our headquarters office space. Our offices are in good condition and are sufficient to conduct our operations. We anticipate such facilities are available to meet our development and expansion needs in existing and projected target markets for the foreseeable future.

We do not hope to be able to renovate, improve, or develop properties. We are not subject to competitive conditions for property and currently have no property to insure. We have no policy with respect to investments in real estate or interests in real estate and no policy with respect to investments in real estate mortgages. Further, we have no policy with respect to investments in securities of or interests in persons primarily engaged in real estate activities.


PART I - ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

The following tables set forth the ownership, as of the date of this registration statement, of our common stock by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, our directors, and our executive officers and directors as a group. To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise noted. There are not any pending or anticipated arrangements that may cause a change in control of our company.




PAGE-15-





 Name                Address              Percentage   Number of
                                                       Shares of
                                                       Common Stock
--------------------------------------------------------------------
Chang Ah Meng        Blk 610 Senja         5.47%       250,000
Michael*             Road #12-24
                     Singapore 670610

Chan Eng Ann*        37 Hume Ave #09-      2.97%       135,733
                     05
                     Singapore 598736

Hirofumi Inagawa*    4-25-1 Aoyamadai      0.47%        21,428
                     Abiko-City
                     Chiba-Pref 270-
                     1175, Japan

Catalyz Investment   37 Hume Ave #09-     26.08%     1,192,857
Asia Pte Ltd         05
                     Singapore 598736

GoPublicToday.Com,   1701 Valmora          5.14%       235,250
Inc                  Street
                     Las Vegas NV
                     89102

Low Eng Teck         4 Brookvale Walk      6.72%       307,143
                     #03-12Singapore
                     599953

Kwek Swee Cheow      132 Lorong L          5.47%       250,000
                     Telok Kurau #01-
                     08 Singapore
                     425569

Han Mui Tuan         2 Rifle Range         7.18%       328,557
                     Road #03-08
                     Singapore 588373

Ho Ai Lian           Blk 830 Sims Ave      5.47%       250,000
                     #04-898
                     Singapore 400830

All officers and                           8.90%       407,161
directors
as a group [3
persons]
--------------------------------------------------------------------

Jaren Chan and Kwek Swee Cheow are brother in law. Kwek Swee
Cheow married Jaren Chan's sister.

Jaren Chan, our president, is the CEO of Catalyz Investment
Asia Pte Ltd.

Michael Chang is a director of Catalyz Investment Asia Pte
Ltd.

This table is based upon information derived from our stock records. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, it believes that each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based upon 4,573,530 shares of common stock outstanding as of June 30, 2002.


PART I - ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND
CONTROL PERSONS

The board of directors elects our executive officers annually. A majority vote of the directors who are in office is required to fill vacancies. Each director shall be elected for the term of one year, and until his successor is elected and qualified, or until his earlier resignation or removal. Our directors and executive officer are as follows:

PAGE-16-

NAME                 AGE                  POSITION
-----------------------------------------------------------

Jaren Chan           40                   President and
                                          Director

Michael Chang        32                   Treasurer and
                                          Director

Hirofumi Inagawa     50                   Director


Jaren Chan, (40), President and Director - Jaren, joined us in October 2000. He is also the CEO of Catalyz Investment Asia Pte Ltd. Concurrently, he is a full-time training consultant in his own private practice. He held the position of Vice-President with ABN-Amro Bank (1997 - 2000), United Overseas Bank (1995 - 1997), CitiBank Singapore (1993 - 1994) and United Overseas Bank (1988 -1993). He was also a senior Manager with Diners Club (1995 - 1987).

From December 1997 to September 2000, he was a senior manager with ABN-Amro with United Overseas Bank, Singapore. Before this, he served as a senior manager with CitiBank Singapore
(1993 to 1994) and Citicorp Diners Club (1985 - 1987).

Michael Chang, (32), Treasurer and Director - Michael joined us in October 2000. Michael is currently the CTO of MyOffiz Pte Ltd. Michael also holds a director position in the following company: S.K. Resources Pte Ltd and Catalyz Investment Asia Pte Ltd. From 1998 to 1999, Michael studied received a high distinction in Bachelor of Data Communication from Queensland University of Technology, Brisbane, Australia. From 1995 to 1998, Michael held various positions at Ascom groups of companies, including senior business development manager and senior network consultant.

Hirofumi Inagawa, (50) Director - Mr Inagawa joined us in October 2000. From July 1997 to March 1999, he was a Director at JAIC Management Research Inc. From April 1975 to June 1997, Mr Inagawa held various positions at Bank of Tokyo, Ltd., including overseas posting at its subsidiary, California First Bank and its Singapore Office. Mr. Inagawa received a Bachelor Degree of Business Administration at Yokohama National University in 1975.

ADVISORY BOARD

Masaru Osawa (60) - Mr Masaru Osawa became an Advisor in October 2000. From July 1992 to date, Mr.Osawa has been running his own office, doing M&A Advisory, Venture Business Support and Financial Advisory for Venture Enterprises. From April 1969 to June 1992, Mr.Osawa held various positions at Nikko Securities Co. Ltd. Including Deputy Manager in Kawasaki Office, Manager in Research Center, Manager of M&A Section. Mr. Osawa received a Bachelor Degree of Commerce at Keio University in 1964.

Our directors serve for a one-year term. Our bylaws currently provide for a board of directors comprised of a minimum of one director.

Management Service Agreement




PAGE-17-




On November 1, 2000, Myoffiz, Inc. entered into a Management Service Agreement with Myoffiz Asia Pte Ltd., a company incorporated under the laws of Singapore. Under the terms of the Agreement, MyOffiz Asia Pte Ltd shall provide on a needs basis, marketing and management services. MyOffiz Asia Pte Ltd will help in the establishment of a permanent management team by year-end 2002. The agreement, commenced January 1, 2001, and will continue until such a time as it is terminated by mutual consent or upon 30 days notice of either party. Early and ongoing MyOffiz operations were conducted by having MyOffiz Asia Pte, Ltd act as agent for MyOffiz outside the US, collecting all revenues and making all disbursements on MyOffiz's behalf. We agreed to pay Myoffiz Asia Pte Ltd a fee of $2,300 cash per month, payable in advance. Payments under the agreement began on January 1, 2001, and will continue for the duration of the agreement.

Board Committees

We currently have no compensation committee or other board committee performing equivalent functions. Currently, the member of our board of directors participate in discussions concerning executive officer compensation.

Employees

We currently have no employees. We are presently managed by MyOffiz Asia Pte Ltd, a Singapore based company. Under this agreement, Mr. Jaren Chan of MyOffiz Asia Pte Ltd devotes approximately 10% of his time to our business.

Legal Proceedings

No officer, director, or persons nominated for such positions, promoter or significant employee has been involved in legal proceedings that would be material to an evaluation of our management.


PART I - ITEM 6. EXECUTIVE COMPENSATION

Executive Compensation

The following table sets forth compensation paid to Mr. Jaren
Chan, our president for years ended 2001 and 2000:

Name           Position         Year            Salary
---------------------------------------------------------
Jaren Chan     President        2001            0
                                2000            0

Employment Contracts

We do not have employment agreements.




PAGE-18-




Board Compensation

Members of our board of directors do not receive cash compensation for their services as directors, although some directors are reimbursed for reasonable expenses incurred in attending board or committee meetings.

PART I - ITEM 7. CERTAIN RELATIONSHIPS AND RELATED
TRANSACTIONS

On November 1, 2000, Myoffiz, Inc. entered into a Management Service Agreement with Myoffiz Asia Pte Ltd., a company incorporated under the laws of Singapore. Under the terms of the Agreement, MyOffiz Asia Pte Ltd shall provide on a needs basis, marketing and management services. MyOffiz Asia Pte Ltd will help in the establishment of a permanent management team by year-end 2002. The agreement, commenced January 1, 2001, and will continue until such a time as it is terminated by mutual consent or upon 30 days notice of either party. Early and ongoing MyOffiz operations were conducted by having MyOffiz Asia Pte, Ltd act as agent for MyOffiz outside the US, collecting all revenues and making all disbursements on MyOffiz's behalf. We agreed to pay Myoffiz Asia Pte Ltd a fee of $2,300.00 cash per month, payable in advance. Payments under the agreement began on January 1, 2001, and will continue for the duration of the agreement.



PART I - ITEM 8.  DESCRIPTION OF SECURITIES

The following description as a summary of the material terms of the provisions of our articles of incorporation and bylaws, is qualified in its entirety. The articles of incorporation and bylaws have been filed as exhibits to the registration statement of which this registration statement is a part.

Common Stock

We are authorized to issue 20,000,000 shares of common stock, par value $0.001. As of June 30, 2002, there were 4,573,350 shares of common stock issued and outstanding that are held by 71 shareholders of record.

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the shareholders of our common stock who hold, in the aggregate, more than fifty percent of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any of the such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

Holders of our common stock have no preemptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities. There are not any provisions in our Articles of Incorporation or our by-laws that would prevent or delay change in our control.




PAGE-19-




Preferred Stock

We are authorized to issue 5,000,000 shares of preferred stock, par value $0.001, of which no shares are issued. We presently have no plans to issue any shares of preferred stock. However, preferred stock may be issued with preferences and designations as the board of directors may from time to time determine. The board may, without stockholders approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of our common stockholders and may assist management in impeding and unfriendly takeover or attempted changes in control.

There are no restrictions on our ability to repurchase or reclaim our preferred shares while there is any arrearage in the payment of dividends on our preferred stock.

Dividend Policy

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available. We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business. Any future disposition of dividends will be at the discretion of our board of directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.


PART II - ITEM 1. MARKET FOR COMMON EQUITY AND RELATED
STOCKHOLDER MATTERS

Market Information

There is no established public trading market for our securities and a regular trading market may not develop, or if developed, may not be sustained. A shareholder in all likelihood, therefore, will not be able to resell his or her securities should he or she desire to do so when eligible for public resales. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. We have no plans, proposals, arrangements, or understandings with any person with regard to the development of a trading market in any of our securities.

Options, Warrants, Convertible Securities

We have no options, warrants or convertible securities outstanding, except as follows:

We issued NevWest Securities 59,835 warrants with the following terms:

     * The warrants shall be exercisable at a price equal to one hundred ten percent of the price per share offered to subscribers participating in the offering as contemplated herein.

     * The warrants shall be exercisable within a period to commence 5 business days after the close of the offering and shall expire three years from the commencement date.




PAGE-20-




Dividends

We have not declared any cash dividends on our common stock since our inception and do not anticipate paying such dividends in the foreseeable future. We plan to retain any future earnings for use in our business. Any decisions as to future payments of dividends will depend on our earnings and financial position and such other facts as the board of directors deems relevant. We are not limited in our ability to pay dividends on our securities.

Reports to Shareholders

As a result of this filing, we will become subject to the information and reporting requirements of the Securities
Exchange Act of 1934 and will file periodic reports, proxy statements and other information with the Securities and Exchange Commission.

Where You Can Find Additional Information

For further information about us, please refer to this registration statement and the exhibits thereto. This registration statement and exhibits may be inspected, without charge, and copies may be obtained at prescribed rates, at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. This registration statement and other information filed with the SEC is also available at the web site maintained by the SEC at http://www.sec.gov.



PART II - ITEM 2. LEGAL PROCEEDINGS

We are not aware of any pending or threatened legal proceedings in which we are involved.


PART II - ITEM 3. CHANGES IN AND DISAGREEMENTS WITH
ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.



PART II - ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

In October, 2000, we issued 3,975,000 shares of our authorized common stock to three founding shareholders [current officers and directors] and 16 other accredited or sophisticated purchasers under Regulation S for aggregate consideration of $95,418 or $.024 per share.




PAGE-21-




We believed that Regulation S was available because:

  * None of these issuances involved underwriters, underwriting discounts or commissions;
  * We placed restrictive legends on all certificates issued;
  * No US sales were made by general solicitation or advertising;
  * Sales were made only to accredited investors or investors who were sophisticated enough to evaluate the risks of the investment;
  * No offers or sales of stock under the Regulation S offering were made to persons in the United States;
  * No direct selling efforts of the Regulation S offering were made in the United States.

In April, 2002, we completed a public offering of shares of our common stock in accordance with Regulation D, Rule 504 of the Securities Act, and the registration by qualification of said offering in the State of Nevada, whereby we sold 598,350 shares of our voting common stock at $.10 per share, for a total of $59,835 to 52 investors. These shares we sold to non affiliated investors who were either accredited or sophisticated. In connection with the private placement Winfield Financial incurred direct costs of $5,983.50 paid to NevWest Securities, a Nevada NASD registered broker/dealer.
We also issued NevWest 59,835 warrants with the following terms:

The warrants shall be exercisable at a price equal to one hundred ten percent of the price per share offered to subscribers participating in the offering as contemplated herein.

The  warrants shall be exercisable within a period to commence
5 business days after the close of the offering and shall expire three years from the commencement date.



PART II - ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS

Our articles of incorporation and by-laws, subject to the provisions of Nevada Law, contain provisions which allow the corporation to indemnify any person under certain circumstances. NRS 78.7502 Discretionary and mandatory indemnification of officers, directors, employees and agents provides as follows:

General provisions.

1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which0 he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.




PAGE-22-




2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

      3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.
      (Added to NRS by 1997, 694)

      NRS 78.751 Authorization required for discretionary indemnification; advancement of expenses; limitation on indemnification and advancement of expenses.

      1. Any discretionary indemnification under NRS 78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:
      (a) By the stockholders;
      (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;
      (c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or
      (d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.
      2. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.




PAGE-23-




  3.   The indemnification and advancement of expenses
     authorized in or ordered by a court pursuant to this section:
(a) Does not exclude any other rights to which a person
seeking indemnification or advancement of expenses may be
entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to
NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any
director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the
cause of action.
      (b) Continues for a person who has ceased to be a
director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.
      (Added to NRS by 1969, 118; A 1987, 83; 1993, 976; 1997,
706)

      NRS 78.752 Insurance and other financial arrangements against liability of directors, officers, employees and agents.
      1. A corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.
      2. The other financial arrangements made by the corporation pursuant to subsection 1 may include the following:
      (a) The creation of a trust fund.
      (b) The establishment of a program of self-insurance.
      (c) The securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation.
      (d) The establishment of a letter of credit, guaranty or surety.
No financial arrangement made pursuant to this subsection may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.
      3. Any insurance or other financial arrangement made on behalf of a person pursuant to this section may be provided by the corporation or any other person approved by the board of directors, even if all or part of the other person's stock or other securities is owned by the corporation.
      4.  In the absence of fraud:
      (a) The decision of the board of directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this section and the choice of the person to provide the insurance or other financial arrangement is conclusive; and
      (b) The insurance or other financial arrangement:
             (1) Is not void or voidable; and
             (2) Does not subject any director approving it to personal liability for his action, even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.
      5. A corporation or its subsidiary which provides self-insurance for itself or for another affiliated corporation pursuant to this section is not subject to the provisions of Title 57 of NRS.
      (Added to NRS by 1987, 80)




PAGE-24-




Our By-Laws also provide for indemnification to the fullest extent permitted under Nevada law.

With regard to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.


With regard to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.














PAGE-25-






PART F/S. FINANCIAL STATEMENTS



































PAGE-26-





                 INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
  MyOffiz, Inc.
  Las Vegas, Nevada

We have audited the accompanying balance sheet of MyOffiz, Inc. as of June 30, 2002, and the related statements of operations, stockholders' equity and cash flows for each of the two years then ended. These financial statements are the responsibility of MyOffiz' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MyOffiz, Inc. as of June 30, 2002 and the results of its operations and its cash flows for each of the two years then ended in conformity with accounting principles generally accepted in the United States of America.


Malone & Bailey, PLLC
www.malone-bailey.com
Houston, Texas

August 23, 2002





PAGE-27-




                         MYOFFIZ, INC.
                         BALANCE SHEET
                         June 30, 2002

                   ASSETS

Current Assets
  Cash                                          $27,484
  Accounts receivable                             5,006
                                              -----------
      Total Current Assets                       32,490
                                              -----------
Fixtures and equipment, net of accumulated
  depreciation of $9,972                          2,125
                                              -----------
                                                $34,615
                                              ===========
    LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Accounts payable                              $11,260
  Accrued expenses                               26,006
  Note payable                                -----------
      Total Current Liabilities                  37,266
                                              -----------
Stockholders' Deficit
  Preferred stock; $.001 par value,
5,000,000 authorized,                                 $
    None issued and authorized                        -
  Common stock, $.001 par value, 20,000,000
shares                                            4,573
    authorized, 4,573,350 shares issued and
outstanding
  Paid in capital                               178,180
  Retained deficit                            (184,254)
  Other comprehensive income:                  (48,500)
    Equity adjustment on foreign currency       (1,150)
translation                                   -----------
  Total Stockholders' Deficit                   (2,651)
                                              -----------
                                                $34,615
                                              ===========


        See accompanying summary of accounting policies and notes to financial statements.





PAGE-28-




                         MYOFFIZ, INC.
                   STATEMENTS OF OPERATIONS
              Years Ended June 30, 2002 and 2001

                                   2002         2001
                               ------------  -----------
Revenue                           $46,403      $83,580

Cost of sales                      34,997       67,524
General & administrative           80,726       98,713
Depreciation                        4,033        4,032
                               ------------  -----------
      Total operating expenses    119,756      170,269
                               ------------  -----------
      NET LOSS                   $(73,353)    $(86,689)
                               ============  ===========

Basic and diluted loss per share   $(.02)     $(.02)

Weighted average shares         4,274,175    3,975,000
outstanding


        See accompanying summary of accounting policies and notes to financial statements.









PAGE-29-




                         MYOFFIZ, INC.
               STATEMENT OF STOCKHOLDERS' EQUITY
              Years Ended June 30, 2002 and 2001



                                                 Other
                                                Compre-
                     Common Stock     Retained  hensive
                                      Deficit   (Loss)    Totals
                   Shares    Amount
                 ----------  --------------------------------------
Balances, June          0    $50,149  $(24,212) $(1,720)  $24,217
30, 2000

Stock issued
for:
  - cash         3,700,000    45,269                       45,269

  - services       275,000    27,500                       27,500

Net loss                               (86,689)           (86,689)

Net change in
foreign
  currency                                        1,060     1,060
valuation        ----------  --------------------------------------

Balances, June   3,975,000   122,918  (110,901)   (660)    11,357
30, 2001

Stock issued for   598,350    59,835                       59,835
cash

Net loss                              (73,353)            (73,353)

Net change in
foreign
  currency                                        (490)     (490)
valuation        ----------  --------------------------------------

Balances, June   4,573,350  $182,753 $(184,254) $(1,150) $(2,651)
30, 2002         ==========  ======================================

            Less: par value   (4,573)
                             -----------
            Paid in capital   $178,180
                             ===========





        See accompanying summary of accounting policies and notes to financial statements.







PAGE-30-




                         MYOFFIZ, INC.
                    STATEMENT OF CASH FLOWS
              Years Ended June 30, 2002 and 2001


                                     2002         2001
Cash Flows Used in Operating        ---------    ----------
Activities
  Net loss                          $(73,353)    $(86,689)

  Adjustments to reconcile net
income to
    net cash provided by operating
    activities:
    Depreciation                        4,032       4,032
    Issuance of stock for services                 27,500
  Changes in:
    Accounts receivable                 6,540     (11,546)
    Other current assets                  109         646
    Accounts payable                    (746)      12,007
    Accrued expenses                   13,062      12,944
                                    ---------    ----------
  Net Cash Used in Operating          (50,356)    (41,106)
Activities                          ---------    ----------

Cash Flows Provided by Financing
Activities
  Proceeds from sales of stock         59,835      45,269

Effect of Exchange Rate Changes on      (490)       1,060
Cash                                ---------    ----------

Net increase (decrease) in cash         8,989       5,223

Cash at beginning of year              18,495      13,272
                                    ---------    ----------
Cash at end of year                   $27,484     $18,495
                                    =========    ==========
Cash paid during the year for:
  Interest                                 $0          $0
  Income taxes                              0           0


        See accompanying summary of accounting policies and notes to financial statements.





PAGE-31-




                         MYOFFIZ, INC.
                 NOTES TO FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

MyOffiz' predecessor, Ascomnet Pte., Ltd. was incorporated in Singapore in 1995. This entity ceased operations in 1998 and was purchased in early 2000 by the founders of MyOffiz, Inc. That company was renamed first MyOffiz.com Pte. Ltd. in early 2000 and renamed later in 2000 as MyOffiz Asia Pte, Ltd.
Early and ongoing MyOffiz operations were conducted under this entity in Singapore. MyOffiz, Inc. was incorporated in Nevada in October 2000. MyOffiz was formed to sell office products, third-party services such as airline travel tickets, and Internet, programming and other office products and services to Asian Pacific Rim companies by both direct selling efforts and through the Internet. Initial operations began in January 2000 and sales commenced in July 2000.

Basis of Presentation. The financial statements include the U.S. accounts of MyOffiz, Inc. and those conducted through the Singapore corporation on behalf of MyOffiz after the elimination of intercompany transactions. The Singapore company is 77.92% owned by the same shareholders as MyOffiz, Inc. as of June 2002. The Singapore company and MyOffiz operate under a Management Service Agreement whereby all assets and operations of the Singapore company are the property and rights of MyOffiz. The Singapore company charges a management fee of $2,300 per month which pays the salary of a director and active officer of both entities. Because this amount is used to pay an officer's salary, it is included as general and administrative expenses and unpaid amounts of $21,497 at current exchange rates is included in accrued expenses as of June 30, 2002.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as certain financial statement disclosures. While management believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from these estimates.

Cash Equivalents. Highly liquid investments with original maturities of three months or less are considered cash equivalents.

Foreign Currency Translation. As nearly all operations are conducted in Singapore, the Singapore dollar is the functional currency. All elements of these financial statements for each year occurring in non-U.S. currency are translated using the exchange rate in effect at each balance sheet date. The resulting translation adjustments are made directly to a separate component of stockholders' equity. MyOffiz is not involved in any currency hedging transactions.

Revenue Recognition. Revenue is recognized when the earning process is complete and the risks and rewards of ownership have transferred to the customer, which is generally considered to have occurred upon shipment of the finished product or performance of services. For each of the two years ended June 30, 2002 and 2001 virtually all revenues are from sales of products or third-party services.

An allowance for doubtful accounts is provided based on credit experience. To date, MyOffiz has had no bad debts so no allowance is provided.




PAGE-32-




Long-lived Assets. Property and equipment are stated on the basis of historical cost less accumulated depreciation.
Depreciation is provided using the straight-line method over the 3-year estimated useful lives of the assets.

Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. No impairment losses have been recorded since inception.

Income Taxes. U.S. and foreign income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, and are measured by applying enacted tax rates in effect in years in which the differences are expected to reverse.

Stock Options and Warrants. MyOffiz accounts for stock-based compensation to employees under the intrinsic value method. Under this method, MyOffiz recognizes no compensation expense for stock options granted when the number of underlying shares is known and exercise price of the option is greater than or equal to the fair market value of the stock on the date of grant.

MyOffiz accounts for stock-based compensation to non-employees under the fair value method using the Black-Scholes option-pricing modeling method.

Earnings per Share. Basic earnings per share equals net earnings divided by weighted average shares outstanding during the year. Diluted earnings per share include the impact of common stock equivalents using the treasury stock method when the effect is dilutive.

Recent Accounting Pronouncements. MyOffiz does not expect the adoption of recently issued accounting pronouncements to have a significant impact on its results of operations, financial position or cash flow.


NOTE 2 - INCOME TAXES

Income taxes are not due since MyOffiz has had losses since inception. Since inception, MyOffiz has had about $180,000 in net operating losses, which expire in the U.S. in fiscal 2020 and 2021.

The components of deferred taxes are as follows:

                                        2002           2001
Deferred tax assets                  ------------   ------------
  Net operating loss                    $61,000        $36,000
carryforwards
Less:  valuation allowance             (61,000)       (36,000)
                                     ------------   ------------
Current net deferred tax assets               0              0
                                     ============   ============


NOTE 3 - COMMON STOCK

In early 2000, $50,149 was put up as initial capital by several investors in Singapore. An additional $45,269 was contributed by this same shareholder group in 2001. In 2002, a private placement netted $59,835. Costs of this offering were 275,000 shares issued and recorded in the prior year.




PAGE-33-




NOTE 4 - STOCK OPTIONS AND WARRANTS

MyOffiz' has no Stock Option Plan, and has issued no options to date.

During fiscal 2001, MyOffiz issued 598,350 shares pursuant to a private placement memorandum at $.10 per share. Pursuant to this issuance, 59,835 warrants were issued with a two-year life at $.11 per share to a broker acting as MyOffiz' agent in the issuance transaction.

No compensation expense was recognized for these warrants because their fair value did not exceed the exercise price at the date of grant. The Black-Scholes option pricing model was used to determine fair value. Variables used include (1) 5.0% risk-free interest rate, (2) expected option life is the actual remaining life of the options as of year-end, (3) expected volatility is the actual historical price fluctuation, which is zero, and (4) zero expected dividends.
















PAGE-34-




PART III - ITEM 1.  EXHIBITS


Item 3

     1    Articles of Incorporation of Myoffiz, Inc., a Nevada
       Corporation
     2    By-laws of Myoffiz, Inc., a Nevada Corporation

Item 4

     1    Form of common stock Certificate of the Myoffiz, Inc. (1)

Item 10

     1    Management Service Agreement
     2    Amended Asset Purchase Agreement


  All other Exhibits called for by Rule 601 of Regulation SB-2 are not applicable to this filing.

(1) Information pertaining to our common stock is contained in our Articles of Incorporation and By-Laws.

SIGNATURES

     In accordance with Section 12 of the Securities Exchange
Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Myoffiz, Inc. (Registrant)
-----------------------------

Date:     11-8-02


By:  /s/  Jaren Chan
     ------------------------
     President and Principal Executive Officer,

     /s/ Michael Chang
     ------------------------
     Principal Financial Officer and Principal Accounting Officer




PAGE-35-